UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                Commission File Number 000-21389

                     Pegasus Satellite Communications, Inc.
          ------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                  c/o Pegasus Communications Management Company
                  225 City Line Avenue, Suite 200, Bala Cynwyd,
                   PA 19004 (800)-376-0022 (Address, including
                    zip code, and telephone number, including
             area code, of registrant's principal executive offices)

                           12-3/4% Series B Cumulative
                             Exchangeable Preferred
                            Stock 9-5/8% Senior Notes
                             due 2005 9-3/4% Senior
                             Notes due 2006 12-3/8%
                              Senior Notes due 2006
                            12-1/2% Senior Notes due
                                      2007
                 13-1/2% Senior Subordinated Discount Notes due
                     2007 (Title of each class of securities
                              covered by this Form)

                                      None
           ----------------------------------------------------------
              (Title of all other classes of securities for which a
           duty to file reports under Section 13(a) or 15(d) remains)

               Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)  [ ]           Rule 12h-3(b)(1)(i)  [x]
               Rule 12g-4(a)(1)(ii) [ ]           Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(2)(i)  [ ]           Rule 12h-3(b)(2)(i)  [ ]
               Rule 12g-4(a)(2)(ii) [ ]           Rule 12h-3(b)(2)(ii) [ ]
                                                  Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date:

     28 holders of 12-3/4% Series B Cumulative Exchangeable Preferred Stock 26 holders of 9-5/8% Senior Notes due 2005
     14 holders of 9-3/4% Senior Notes due 2006
     32 holders of 12-3/8% Senior Notes due 2006
     28 holders of 12-1/2% Senior Notes due 2007
     28 holders of 13-1/2% Senior Subordinated Discount Notes due 2007

               Pursuant to the requirements of the Securities Exchange Act of 1934, Pegasus Satellite Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                      PEGASUS SATELLITE COMMUNICATIONS, INC.


DATE:  August 2, 2004                 By:      /s/ Scott A. Blank
                                         ---------------------------------------
                                               Name:  Scott A. Blank
                                               Title:  Senior Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.